Exhibit 99.1

NOTIFICATION OF AVAILABILITY OF
 THE UPDATE OF THE 2011 REGISTRATION DOCUMENT

Paris, October 12, 2012. Veolia Environnement announces that its update of the 2011 Registration Document has been made available to the public and filed with the French regulatory authority (Autorité des marchés financiers - AMF).

The update of the 2011 Registration Document is available on the Company’s website www.finance.veolia.com, in section "Regulated Information".

Copies are also available upon request at the registered offices of the Company, 36/38 avenue Kléber in Paris, France (75116).

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

Press release also available on our web site: http://www.finance.veolia.com